Exhibit 3.1

Amendment No. 8
to
Amended and Restated Agreement of Limited Partnership
of Williams Partners L.P.

This Amendment No. 8, dated April 27, 2012 (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership, dated as of August 23, 2005, as amended (the “Partnership Agreement”), of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into and effectuated by Williams Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to authority granted to it in Article XIII of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 5.6 of the Partnership Agreement provides that the Partnership, without the approval of any Partner, may, for any Partnership purpose, at any time or from time to time, issue additional Partnership Securities for such consideration and on such terms and conditions as determined by the General Partner; and

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, the Partnership and Caiman Energy, LLC, a Delaware limited liability company (“Caiman”), entered into that certain Contribution Agreement (the “2012 Contribution Agreement”) dated March 19, 2012, pursuant to which the Partnership will acquire all of the outstanding limited liability company interests of Caiman Eastern Midstream, LLC (the “Acquisition”) in exchange for aggregate consideration that includes the issuance of Common Units (the “Caiman Common Units”); and

WHEREAS, in connection with the Acquisition, the Partnership will issue and sell to Williams or its affiliates $1 billion of Common Units (the “Williams Common Units” and collectively with the Caiman Common Units, the “2012 Contribution Units”) at a price equal to the price per Common Unit negotiated with Caiman.

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 1.1 of the Partnership Agreement is hereby amended to add the following definitions:

“2012 Contribution Agreement” means that Contribution Agreement, dated as of March 19, 2012, among the Partnership and Caiman Energy, LLC.

“2012 Contribution First Distribution Quarter” means the Quarter with respect to which the first Record Date following the issuance of the 2012 Contribution Units occurs.

“2012 Contribution IDR Waiver Period” means the period of seven consecutive Quarters commencing with the 2012 Contribution First Distribution Quarter.

“2012 Contribution Units” means the Common Units issued to Caiman Energy, LLC and to Williams or its affiliates in connection with the transactions contemplated by the 2012 Contribution Agreement.

2. Section 6.4 is hereby amended by adding a new subsection (e) to such Section:

“(e) Reduction in Certain Distributions for 2012 Contribution IDR Waiver Period. Notwithstanding any other provision of this Agreement, the amount of Available Cash otherwise distributable to the holder of the Incentive Distribution Rights pursuant to Section 6.4 with respect to each Quarter within the 2012 Contribution IDR Waiver Period shall be reduced by the amount equal to the excess of (i) the amount that would otherwise have been distributed to the holder of the Incentive Distribution Rights for such Quarter if this Section 6.4(e) did not exist over (ii) the amount that would have been distributed to the holder of the Incentive Distribution Rights for such Quarter if the issuances of the 2012 Contribution Units had not occurred.”

3. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

4. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

5. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those provisions of this Amendment that are valid, enforceable and legal.

* * * * *

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

Williams Partners GP LLC

By: /s/ Donald R. Chappel
Donald R. Chappel
Title: Chief Financial Officer

Signature Page to Amendment No. 8 to
Amended and Restated Agreement of Limited Partnership
of Williams Partners L.P.